SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 19, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 19, 2016 regarding “Ericsson reports second quarter results 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: July 19, 2016

SECOND QUARTER

REPORT 2016

Stockholm, July 19, 2016

SECOND QUARTER HIGHLIGHTS		Read more (page)

•	Sales as reported decreased by -11% YoY. Sales, adjusted for comparable units and currency, decreased by -7% YoY. Mobile broadband sales continued to decline particularly in markets impacted by a weak macro-economic environment.	3

•	Sales grew in South East Asia and Oceania. 4G sales in Mainland China and Networks sales in North America were stable.	3

•	The current sales trends and business mix are expected to prevail for the second half of the year.	3

•	Gross margin declined to 32.3% (33.2%) YoY, mainly due to a larger share of mobile broadband coverage business with lower hardware margins, and a higher share of services business.	3

•	Operating margin decreased to 5.1% (5.9%) YoY, mainly due to negative revaluation effects of currency hedge contracts and a lower gross margin, partly offset by lower operating expenses and restructuring charges.	4

•	Further actions are initiated to reduce cost, targeting a new annual run rate of operating expenses, excluding restructuring charges, of SEK 53 b. in the second half of 2017.	3

•	Cash flow from operating activities was SEK -0.7 (3.1) b. Cash flow from operating activities for the first six months was SEK -3.1 (-2.8) b. Full-year cash conversion target of more than 70% remains.	9

SEK b.	Q2 2016	Q2 2015	YoY change	Q1 2016	QoQ change	6 months 2016	6 months 2015
Net sales	54.1	60.7	-11%	52.2	4%	106.3	114.2
Sales growth adj. for comparable units and currency	—	—	-7%	—	6%	-4%	-6%
Gross margin	32.3%	33.2%	—	33.3%	—	32.8%	34.2%
Gross margin excluding restructuring charges	33.2%	35.1%	—	33.9%	—	33.6%	35.7%
Operating income	2.8	3.6	-22%	3.5	-20%	6.2	5.7
Operating income excluding restructuring charges	3.8	6.3	-40%	4.1	-8%	7.9	9.1
Operating margin	5.1%	5.9%	—	6.7%	—	5.9%	5.0%
Operating margin excluding restructuring charges	7.0%	10.4%	—	7.9%	—	7.4%	7.9%
Net income	1.6	2.1	-26%	2.1	-26%	3.7	3.6
EPS diluted, SEK	0.48	0.64	-25%	0.60	-20%	1.08	1.04
EPS (Non-IFRS), SEK 1)	0.83	1.45	-43%	0.87	-5%	1.70	2.22
Cash flow from operating activities	-0.7	3.1	-123%	-2.4	-70%	-3.1	-2.8
Net cash, end of period 2)	21.0	28.0	-25%	36.5	-43%	21.0	28.0

1)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges.
2)	The definition of Net cash is changed to exclude post-employment benefits, see accounting policies.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1        Ericsson  |  Second Quarter Report 2016

CEO COMMENTS

The negative industry trends from the first quarter have intensified impacting demand for mobile broadband, especially in markets with a weak macro-economic environment. We are delivering on ongoing cost reduction activities. However, in light of market development, management has, with the support of the Board of Directors, initiated significant actions to further reduce cost.

Business

Sales declined by -11% YoY. Sales, adjusted for comparable units and currency, declined by -7%. Mobile broadband sales continued to decline particularly in markets impacted by a weak macro-economic environment such as Brazil, Russia and the Middle East. In Europe, completion of mobile broadband projects in 2015 continued to have a negative effect on sales growth YoY. 4G sales in Mainland China were stable YoY as the fast pace of deployments continued.

Network sales in North America were stable YoY driven by continued mobile broadband capacity investments. Global Services sales declined in North America as activities in Professional Services were lower.

The transition from 3G to 4G continued primarily in parts of Asia, contributing to solid sales growth in region South East Asia and Oceania.

Sales in the targeted growth areas were 20% of total sales and grew by 5% in the quarter in constant currencies. We continue to focus on increasing software sales and recurrent business to improve profitability over time.

In the strategic partnership with Cisco we have engaged in more than 200 customer opportunities, spanning all major geographies. To date more than 30 deals have been closed forming a good start to reach the targeted sales of USD 1 b. for 2018.

The current sales trends and business mix are expected to prevail for the second half of the year.

Profitability

Actions have been implemented to restore Global Services profitability, primarily to rightsize the service delivery operations. Losses in Network Rollout have been significantly reduced and the operating margin, excluding restructuring charges, for Professional Services has gradually improved to 10% in the quarter.

The Networks business was impacted by lower sales and an increased share of coverage business with a lower hardware margin. The margin decline for Support Solutions was mainly due to lower OSS and BSS software sales.

Profitability declined sequentially mainly due to lower IPR licensing revenues. IPR licensing revenues in the quarter were SEK 2.2 b., representing current IPR licensing contract portfolio. Revenues in Q1 2016 were SEK 3.8 b. and included certain onetime items.

We are delivering on ongoing cost reduction activities. Operating expenses, excluding restructuring charges, have been reduced by SEK 2.1 b. to SEK 14.0 (16.1) b. YoY, mainly as a result of actions related to the global cost and efficiency program.

Actions to further reduce cost

To manage the lower demand for mobile broadband investments, a set of significant actions has been initiated to further drive efficiency improvements and reduce cost.

The cost and efficiency program targeting savings of SEK 9 b. during 2017, is progressing according to plan. In addition, we will reduce R&D investments in IP and capture efficiency gains from the new company structure. Together, these activities are expected to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 b. in the second half of 2017. This is to be compared with SEK 63 b. for full-year 2014 and equates to double the previously targeted savings in operating expenses.

The new company structure was implemented as of July 1 to accelerate strategy implementation, to mirror customer ways of working and increase end-to-end accountability for business owners. The new structure will also support cost reductions and efficiency improvements, including removal of existing duplications within product development.

Given current industry trends, we will intensify our activities to reduce cost of sales and adapt our operations to a weaker mobile broadband market.

We will focus on maintaining a strong net cash position through structural improvements in working capital and profitability. In addition, the capital expenditure level will decline as the investments in the global ICT centers have peaked.

Our Networked Society strategy comprises three key elements; leverage of our installed base, investments in new revenue base for sustainable profitable growth (targeted growth areas) and generation of strong cash flow enabling long-term investments and securing a strong balance sheet. Digitalization creates new opportunities with both existing and new customers and I am confident that our strategy and the actions we now take will create future value for our shareholders.

Hans Vestberg

President and CEO

2        Ericsson  |  Second Quarter Report 2016

FINANCIAL HIGHLIGHTS

SEK b.	Q2 2016	Q2 2015	YoY change	Q1 2016	QoQ change	6 months 2016	6 months 2015
Net sales	54.1	60.7	-11%	52.2	4%	106.3	114.2
Of which Networks	26.8	31.2	-14%	25.8	4%	52.6	57.6
Of which Global Services	24.5	26.4	-7%	23.0	6%	47.5	50.3
Of which Support Solutions	2.9	3.1	-7%	3.4	-15%	6.2	6.2
Of which Modems	—	0.0	—	—	—	—	0.1
Gross income	17.5	20.1	-13%	17.4	1%	34.9	39.1
Gross margin (%)	32.3%	33.2%	—	33.3%	—	32.8%	34.2%
Research and development expenses	-7.4	-9.9	-25%	-7.5	-1%	-14.9	-18.4
Selling and administrative expenses	-7.1	-7.8	-8%	-6.7	6%	-13.8	-14.9
Other operating income and expenses	-0.2	1.1	-122%	0.3	-184%	0.0	-0.2
Operating income	2.8	3.6	-22%	3.5	-20%	6.2	5.7
Operating margin	5.1%	5.9%	—	6.7%	—	5.9%	5.0%
for Networks	6%	8%	—	11%	—	8%	5%
for Global Services	6%	6%	—	3%	—	4%	7%
for Support Solutions	-15%	-8%	—	7%	—	-3%	-3%
for Modems	—	—	—	—	—	—	—
Financial net	-0.5	-0.5	0%	-0.5	13%	-1.0	-0.6
Taxes	-0.7	-0.9	-26%	-0.9	-26%	-1.6	-1.5
Net income	1.6	2.1	-26%	2.1	-26%	3.7	3.6
Restructuring charges	-1.0	-2.7	-63%	-0.6	62%	-1.7	-3.4

SECOND QUARTER COMMENTS

Net sales

Sales as reported decreased by -11% YoY. Sales, adjusted for comparable units and currency, decreased by -7%.

Segment Networks sales declined YoY mainly due to lower mobile broadband sales in markets with a weak macro-economic environment. A further delayed spectrum auction in India and completion of major projects in Europe in 2015 impacted mobile broadband sales negatively YoY. Sales in Mainland China declined YoY due to lower 3G sales. 4G sales in Mainland China were stable YoY with continued fast pace of deployments. Sales continued to grow in South East Asia, driven by large mobile broadband deployment projects. Sales in North America remained stable YoY.

Sales in Segment Global Services declined YoY, impacted by currency. Despite growth in Consulting and Systems Integration, Professional Services sales declined due to lower Managed Services sales following the re-scoping and exiting of specific contracts. Network Rollout sales continued to decline YoY due to lower mobile broadband activities.

Sales in Support Solutions decreased YoY due to lower sales in OSS and BSS partly because of lower software licensing sales in transformation projects. Sales increased in TV & Media, driven by compression business. Since the acquisition of Envivio last year, Ericsson offers both hardware and software compression.

Sales increased slightly QoQ partly offset by lower IPR licensing revenues.

Gross margin

Gross margin declined YoY mainly due to a larger share of mobile broadband coverage business with lower hardware margins and a higher share of services business.

Gross margin declined sequentially, mainly due to lower IPR licensing revenues and a higher share of services sales, partly offset by improved Global Services margins in both Professional Services and Network Rollout.

IPR licensing revenues in the quarter were SEK 2.2 b., representing current IPR licensing contract portfolio. Revenues were SEK 3.8 b. in Q1, 2016, and included certain one-time items.

Cost and efficiency program and restructuring charges

The cost and efficiency program, with the target to achieve net annual savings of SEK 9 b. during 2017 relative to 2014, is progressing according to plan. Total savings remains equally distributed between cost of sales and operating expenses.

In addition, the company will capture efficiency gains from the new company structure as well as reduce R&D investments in IP. The annual run rate for operating expenses, excluding restructuring charges, is thereby expected to decline to SEK 53 b. in the second half of 2017. This is to be compared with SEK 63 b. for full-year 2014.

Given current industry trends, the company will also intensify its activities to reduce cost of sales and adapt our operations to a weaker mobile broadband market.

The estimate for total restructuring charges in 2016 remains at SEK 4-5 b.

3        Ericsson  |  Second Quarter Report 2016

Operating expenses

Operating expenses decreased YoY, mainly in R&D expenses due to savings related to the cost and efficiency program and lower restructuring charges. Lower amortization of intangible assets and increased capitalized development expenses also contributed to lower expenses. Operating expenses, excluding restructuring charges, were SEK 14.0. (16.1) b.

Other operating income and expenses

Other operating income and expenses declined YoY due to negative revaluation effects of currency hedge contracts in the quarter and a capital gain of SEK 0.3 b. in Q2, 2015. The revaluation and realization effects of currency hedge contracts were SEK -0.5 b. This is to be compared with SEK 0.2 b. in Q1, 2016 and SEK 0.6 b. in Q2, 2015.

The main part of the currency hedge contract balance is in USD. The SEK weakened against the USD between June 30, 2016 (SEK/USD rate 8.45) and March 31, 2016 (SEK/USD rate 8.11).

Operating income

Operating income decreased YoY, due to lower sales, negative revaluation effects of currency hedge contracts and a lower gross margin. The decrease in operating income was partly offset by lower operating expenses and lower restructuring charges.

Operating income decreased QoQ due to negative effects from currency hedge contracts, a lower gross margin and higher restructuring charges. The decrease in operating income was partly offset by higher sales.

Financial net

Financial net remained stable at SEK -0.5 b., both YoY and QoQ. Financial income improved YoY and QoQ while financial expenses increased YoY and QoQ. The financial net was impacted by low interest rates and depreciated local currencies in certain markets.

Taxes

The tax rate was stable YoY and QoQ.

Net income and EPS

Net income and EPS diluted decreased YoY and QoQ, following lower operating income. EPS diluted was SEK 0.48 (0.64) and EPS (Non-IFRS) was SEK 0.83 (1.45).

Employees

The number of employees on June 30, 2016 was 116,507 compared with 115,300 on March 31, 2016. Almost 4,000 employees left the company in the quarter. The acquisition of Ericpol, adding 2,300 resources, contributed to the total increase in the headcount of the company.

Modems

The discontinuation of the modems business was completed in Q3 2015.

4        Ericsson  |  Second Quarter Report 2016

REGIONAL SALES

	Second quarter 2016				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.6	6.1	0.7	13.4	-8%	2%
Latin America	2.1	2.3	0.2	4.5	-10%	12%
Northern Europe and Central Asia	1.0	1.1	0.1	2.1	-18%	-6%
Western and Central Europe	1.7	2.6	0.1	4.5	-13%	13%
Mediterranean	2.1	3.1	0.2	5.4	-8%	26%
Middle East	1.9	2.8	0.3	4.9	-24%	38%
Sub-Saharan Africa	1.0	1.2	0.1	2.3	-13%	9%
India	1.0	1.3	0.2	2.4	-20%	-10%
North East Asia	4.2	1.8	0.1	6.0	-13%	8%
South East Asia and Oceania	3.2	2.0	0.1	5.3	8%	1%
Other 1)	2.0	0.3	0.8	3.2	-6%	-41%

Total	26.8	24.5	2.9	54.1	-11%	4%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Networks sales in North America were stable YoY driven by continued mobile broadband capacity investments. Sales in Professional Services were lower, YoY, following strong sales in Q2, 2015, and lower CDMA services sales. However, deployments in new spectrum, preparation for 5G and ICT transformation are high on customer agendas.

Latin America

Mobile broadband investments continued to decline, impacted by a weak macro-economic environment and local currency depreciation. However, mobile broadband investments in Mexico continued to increase YoY.

Northern Europe and Central Asia

Lower Networks sales were driven by further declining mobile broadband investments, especially in Russia. The macro- economic environment remains challenging in the region. Professional Services sales continued to develop favorably with growth in Managed Services in the Nordics.

Western and Central Europe

Completion of mobile broadband projects in 2015 continued to have a negative effect on sales growth YoY. Operators continued to focus on investments in capacity and quality in order to improve end-user experience. Professional Services sales remained stable.

Mediterranean

Sales declined due to lower investments in mobile broadband infrastructure as major projects were completed. However there is an increasing share of capacity investments. ICT transformation of TV & Media developed favorably.

Middle East

Networks sales declined mainly due to completion of a deployment project in Ethiopia and continued macro-economic challenges, resulting in lower mobile broadband investments. The services business developed favorably, mainly in the Professional Services domains.

Sub-Saharan Africa

Sales declined mainly due to a lower level of investments, impacted by lower oil prices, and the ramping down of a sizable mobile broadband project in South Africa. Floating of the Nigerian currency resulted in a devaluation of more than 40% in June, also impacting investment decisions negatively. However, mobile broadband sales increased somewhat as certain markets are investing in network improvements and introduction of 4G.

India

A further delayed spectrum auction slowed investments, impacting sales YoY negatively. Professional Services continued to progress positively.

North East Asia

4G deployments in Mainland China continued as projected, while core network deployments increased QoQ. In Korea and Japan, investments continued on lower levels as the initial 4G networks were built with high density as well as good capacity.

South East Asia and Oceania

Sales growth was primarily driven by mobile broadband investments in Thailand and Indonesia, moving from coverage projects to capacity business. Professional Services developed favorably, mainly driven by Managed Services.

Other

IPR licensing revenues in the quarter were SEK 2.2 b., representing the current IPR licensing contract portfolio. Revenues in Q1 2016 were SEK 3.8 b. and included certain one-time items.

5 Ericsson | Second Quarter Report 2016

SEGMENT RESULTS

NETWORKS

SEK b.	Q2 2016	Q2 2015	YoY change	Q1 2016	QoQ change	6 months 2016	6 months 2015
Net sales	26.8	31.2	-14%	25.8	4%	52.6	57.6
Sales growth adj. for comparable units and currency	—	—	-11%	—	6%	-7%	-9%
Operating income	1.6	2.4	-35%	2.7	-42%	4.3	3.0
Operating income excluding restructuring charges	2.2	4.3	-49%	3.0	-27%	5.2	5.0
Operating margin	6%	8%	—	11%	—	8%	5%
Operating margin excluding restructuring charges	8%	14%	—	12%	—	10%	9%
EBITA margin	7%	10%	—	11%	—	9%	7%
Restructuring charges	-0.6	-1.8	-67%	-0.3	106%	-0.9	-2.0

Net sales

Sales as reported decreased by -14% YoY mainly due to lower mobile broadband sales in markets with a weak macro- economic environment. A further delayed spectrum auction in India slowed investments and completion of major projects in Europe in 2015 impacted mobile broadband sales negatively YoY. Sales in Mainland China declined YoY due to lower 3G sales. 4G sales in Mainland China were stable YoY with continued fast pace of deployments. Sales continued to grow in South East Asia, driven by large mobile broadband deployment projects. Sales in North America remained stable YoY.

Sales, adjusted for comparable units and currency, decreased by -11% YoY.

Sales increased QoQ, primarily driven by growth in regions North East Asia and Mediterranean, but was partly offset by a sales decline in region Northern Europe and Central Asia as well as in India.

Deliveries of Ericsson Radio System started at the end of 2015 and will scale to larger volumes during the latter part of this year.

The company has engaged in more than 200 customer opportunities, together with Cisco, spanning all major geographies, except for Brazil where regulatory approval is still pending. To date more than 30 deals have been closed.

Operating income and margin

Operating income and margin decreased YoY mainly due to lower sales volumes, a higher share of coverage business with lower hardware margins and negative revaluation effects of currency hedge contracts. Operating expenses declined significantly YoY, mainly as a result of the ongoing cost and efficiency program.

Sequentially, operating income and margin decreased due to lower IPR licensing revenues.

The effects of revaluation and realization of currency hedge contracts were negative at SEK -0.4 (0.5) b. in the quarter. In Q1, 2016, the effects of currency hedge contracts were positive at SEK 0.2 b.

6 Ericsson | Second Quarter Report 2016

GLOBAL SERVICES

SEK b.	Q2 2016	Q2 2015	YoY change	Q1 2016	QoQ change	6 months 2016	6 months 2015
Net sales	24.5	26.4	-7%	23.0	6%	47.5	50.3
Of which Professional Services	18.7	20.0	-7%	17.9	4%	36.6	38.1
Of which Managed Services	7.3	8.2	-10%	7.4	0%	14.7	15.7
Of which Network Rollout	5.8	6.4	-9%	5.1	14%	10.9	12.2
Sales growth adj. for comparable units and currency	—	—	-3%	—	8%	-2%	-2%
Operating income	1.5	1.6	-10%	0.6	130%	2.1	3.3
Of which Professional Services	1.7	2.4	-30%	1.3	30%	3.0	4.5
Of which Network Rollout	-0.2	-0.8	-75%	-0.6	-70%	-0.8	-1.2
Operating margin	6%	6%	—	3%	—	4%	7%
for Professional Services	9%	12%	—	7%	—	8%	12%
for Network Rollout	-3%	-12%	—	-13%	—	-8%	-10%
Operating income excluding restructuring charges	1.8	2.3	-21%	1.0	91%	2.8	4.4
Operating margin excluding restructuring charges	7%	9%	—	4%	—	6%	9%
EBITA margin	7%	7%	—	4%	—	5%	8%
Restructuring charges	-0.3	-0.7	-50%	-0.3	10%	-0.7	-1.1

Net sales

Sales as reported decreased -7% YoY. Sales, adjusted for comparable units and currency, declined by -3% YoY. Despite growth in Consulting and Systems Integration, Professional Services sales declined with lower Managed Services sales following the re-scoping and exiting of specific contracts. In North America, Professional Services sales declined YoY following strong sales in Q2, 2015, and lower CDMA services sales

Network Rollout sales continued to decline YoY due to lower mobile broadband activities.

Sales increased by 6% QoQ following a seasonally weak Q1.

Operating income and margin

Operating income decreased slightly YoY in Global Services with reduced profitability in Professional Services while Network Rollout operating income improved.

Sequentially, Global Services operating income improved significantly driven by rightsizing activities in service delivery operations and performance improvement in transformation projects. However, Professional Services margin continues to be negatively impacted by a large number of systems integration transformation projects in a start-up phase. QoQ, the operating margin, excluding restructuring charges, gradually improved to 10% (9%).

Network Rollout operating margin, excluding restructuring charges, improved QoQ to -2% (-11%). Activities continued in order to adapt the service delivery operations to current mobile broadband project volumes.

	Q2 2016	Q1 2016	Full year 2015
Number of signed Managed Services contracts	20	21	101
Number of signed significant consulting & systems integration contracts 1)	18	13	66

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7        Ericsson  |  Second Quarter Report 2016

SUPPORT SOLUTIONS

SEK b.	Q2 2016	Q2 2015	YoY change	Q1 2016	QoQ change	6 months 2016	6 months 2015
Net sales	2.9	3.1	-7%	3.4	-15%	6.2	6.2
Sales growth adj. for comparable units and currency	—	—	-6%	—	-12%	0%	-12%
Operating income	-0.4	-0.2	75%	0.2	-277%	-0.2	-0.2
Operating income excluding restructuring charges	-0.4	0.0	—	0.3	—	-0.1	0.1
Operating margin	-15%	-8%	—	7%	—	-3%	-3%
Operating margin excluding restructuring charges	-12%	-2%	—	8%	—	-1%	1%
EBITA margin	-6%	0%	—	15%	—	5%	5%
Restructuring charges	-0.1	-0.2	-65%	0.0	—	-0.1	-0.2

Net sales

Sales as reported decreased -7% YoY due to lower sales in OSS and BSS partly because of lower software licensing sales in transformation projects. The underlying demand for OSS and BSS remains as operators continue to prioritize digital transformation and cost optimization. A multi-country, multi-year BSS infrastructure contract with Vimpelcom, estimated to generate more than USD 1 b. in net sales, was signed in the quarter. The overall transition of business models continues, from traditional telecom software licenses to recurrent license revenue deals.

Sales increased in TV & Media, driven by compression business. Since the acquisition of Envivio last year, Ericsson now offers both hardware and software compression.

Sales, adjusted for comparable units and currency, decreased by -6% YoY.

Sales declined QoQ, following strong IPR licensing revenues in the previous quarter.

Operating income and margin

Operating income and margin declined YoY, mainly due to lower OSS and BSS software sales. Lower restructuring charges partly offset the decline in operating income.

Operating income declined sequentially, mainly as an effect of lower IPR licensing revenues.

8        Ericsson  |  Second Quarter Report 2016

CASH FLOW

SEK b.	Q2 2016	Q2 2015	Q1 2016
Net income reconciled to cash	1.3	3.4	3.6
Changes in operating net assets	-2.0	-0.3	-6.0
Cash flow from operating activities	-0.7	3.1	-2.4
Cash flow from investing activities	1.4	7.0	-1.0
Cash flow from financing activities	-9.3	-10.6	0.1
Net change in cash and cash equivalents	-7.0	-2.3	-4.3
Cash conversion (%)	-54%	90%	-65%

Cash flow from operating activities was SEK -0.7 (3.1) b. The decline was due to increased inventory and large tax payments. The inventory increase is an effect of lower demand for mobile broadband investments in markets negatively impacted by a weak macro-economic environment and the inventory is expected to decrease in the second half of 2016. Year to date, cash flow from operating activities was SEK -3.1 (-2.8) b. The full-year cash conversion target of more than 70% remains.

Cash outlays related to restructuring charges were SEK -0.6 b. in the quarter.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -1.5 b., mainly related to continued investments in Global ICT centers. The capital expenditure level will decline as the investments in the Global ICT centers have peaked.

Development expenses of SEK -1.1 b. were capitalized. Several small acquisitions, such as Ericpol and NodePrime, were made in the quarter.

Cash flow from financing activities amounted to SEK -9.3 b. and were impacted by the dividend payout of SEK -12.1 b.

Working capital KPIs, number of days	Jan-Jun 2016	Jan-Mar 2016	Jan-Dec 2015	Jan-Sep 2015	Jan-Jun 2015
Sales outstanding (target: <90)	115	108	87	113	112
Inventory (target: <65)	81	80	64	72	74
Payable (target: >60)	59	58	53	55	57

9        Ericsson  |  Second Quarter Report 2016

FINANCIAL POSITION

SEK b.	Jun 30 2016	Jun 30 2015	Mar 31 2016
+ Short-term investments	19.8	20.8	25.1
+ Cash and cash equivalents	28.9	33.0	35.9
Gross cash	48.8	53.8	61.0
- Interest bearing liabilities	27.8	25.8	24.5
Net cash	21.0	28.0	36.5
Equity	136.7	136.7	145.6
Total assets	277.4	278.9	280.3
Capital turnover (times)	1.1	1.3	1.1
Return on capital employed (%)	6.5%	6.9%	6.9%
Equity ratio (%)	49.3%	49.0%	52.0%
Return on equity (%)	5.0%	5.9%	5.4%

Net cash decreased by SEK -15.5 b. in the quarter mainly as a result of the dividend payout of SEK -12.1 b., increased working capital and large tax payments. The net cash position was SEK 21.0 b.

Post-employment benefits were SEK 27.3 b., compared with SEK 25.7 b. on March 31, 2016, following lower discount rates.

The average maturity of long-term borrowings as of June 30, 2016, was 4.3 years, compared with 5.3 years 12 months earlier.

In the quarter, the revolving Credit Facility of USD 2.0 b. was extended with one year. The facility will expire in 2021.

Debt maturity profile, Parent Company

10        Ericsson  |  Second Quarter Report 2016

PARENT COMPANY

Income after financial items was SEK 13.2 (9.0) b. The increase was mainly due to higher recognized dividends from subsidiaries compared with last year.

Major changes in the Parent Company’s financial position for the year; decreased cash, cash equivalents and short-term investments of SEK 15.4 b. In the quarter, the dividend payment of SEK 12.1 b. was made, as decided by the Annual General Meeting.

At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 33.3 (34.2) b.

The Parent Company has recognized dividends from subsidiaries of SEK 12.6 b. in the quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,132,556 shares from treasury stock were distributed to employees or sold in the second quarter. The holding of treasury stock on June 30, 2016, was 69,269,921 Class B shares.

11        Ericsson  |  Second Quarter Report 2016

OTHER INFORMATION

Ericsson resolved on an acquisition offer for C shares for LTV 2016

On April 28, 2016, Ericsson announced that, in accordance with the resolution by the Annual General Meeting 2016, the company expands its treasury stock in order to provide shares for the Long-Term Variable Compensation Program (LTV) 2016 for employees in Ericsson.

The Board of Directors of Ericsson has resolved, by virtue of an authorization given by the Annual General Meeting on April 13, 2016, to direct an acquisition offer to all holders of C shares to acquire these shares. Acquisition shall be made during the period May 5 - May 20, 2016. Payment for acquired shares shall be made in cash with SEK 5 per share.

The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Program 2016 and includes all 26,100,000 C shares which Ericsson has previously decided to issue to AB Industrivärden and Investor AB for the program.

AB Industrivärden and Investor AB have informed Ericsson that they intend to accept the offer.

Once all 26,100,000 C shares have been acquired by Ericsson, the Board intends to convert them to B shares. After the conversion, the number of B shares in issue will amount to 3,069,395,752. On April 28, 2016, Ericsson held 46,002,257 B shares as treasury stock.

Ericsson’s Nomination Committee appointed

On May 18, 2016, Ericsson announced that the Nomination Committee for the Annual General Meeting (AGM) 2017 had been appointed in accordance with the instruction for the Nomination Committee, resolved by the Annual General Meeting 2012. The Nomination Committee consists of: Petra Hedengran, Investor AB; Johan Held, Afa Försäkring, Leif Johansson, the Chairman of the Board of Directors, Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; and Anders Oscarsson, AMF - Försäkring och Fonder. Petra Hedengran is the Chairman of the Nomination Committee.

Increase in the total number of shares and votes in Telefonaktiebolaget LM Ericsson

On May 31, 2016, Ericsson confirmed that the company’s share capital amounts to SEK 16,655,758,678 and the total number of shares is 3,331,151,735, of which 261,755,983 are A shares and 3,069,395,752 are B shares. The total number of votes is 568,695,558.2, of which class A shares represent 261,755,983 votes and class B shares represent 306,939,575.2 votes. The increase in the number of shares and votes is caused by the company’s recent issue of 26,100,000 C shares, which shares have subsequently been repurchased by the company and converted into B shares, by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the Annual General Meeting 2016 to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Compensation Program (LTV) 2016. On May 31, 2016, the company held 69,331,486 shares as treasury stock.

Voluntary request from US Authorities

On June 17, 2016, after speculation in media regarding alleged corruption investigations, Ericsson issued a statement commenting on the media reports. Ericsson clarified that in March 2013, it received a voluntary request from US Authorities to answer a number of questions relating to Ericsson’s operations, confirmed by the company already in 2013. Ericsson cooperates with US Authorities to answer these and additional questions. Ericsson has not provided any detailed comments on the request or the questions as such, or if they relate to specific regions or countries, but confirms that it relates to Ericsson’s anti-corruption program and questions related to the Foreign Corrupt Practices Act.

Greek investigation into contract from 1999

On June 19, 2016, Ericsson gave an update about an investigation in Greece relating to a defense agreement signed in 1999 in which Ericsson Microwave Systems delivered an airborne radar system to Greece. Ericsson commented publicly on this case more than two years ago, including in conjunction with its Annual General Meeting. Ericsson Microwave Systems was sold by Ericsson in 2006. Recently, as part of the ongoing investigation, seven current and former Ericsson employees have been served with summons in preliminary investigation proceedings by a Greek prosecutor involving allegations of possible corruption. Ericsson has not been contacted by any authority in this matter.

12        Ericsson  |  Second Quarter Report 2016

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2015.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New JV arrangements or partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings;

•	Brexit might lead to economic uncertainty which may impact operators’ investment levels. Various geopolitical forces may impact the global economy and our business

•	Cyber security incidents, which may have material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditor.

Date for next report: October 21, 2016

13        Ericsson  |  Second Quarter Report 2016

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 19, 2016

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Helena Stjernholm	Leif Johansson	Jacob Wallenberg
Deputy Chairman	Chairman	Deputy Chairman

Nora Denzel	Börje Ekholm	Ulf J. Johansson
Member of the Board	Member of the Board	Member of the Board

Kristin Skogen Lund	Kristin S. Rinne	Sukhinder Singh Cassidy
Member of the Board	Member of the Board	Member of the Board

Hans Vestberg
President, CEO and member of the Board

Pehr Claesson	Mikael Lännqvist	Karin Åberg
Member of the Board	Member of the Board	Member of the Board

14        Ericsson  |  Second Quarter Report 2016

EDITOR’S NOTE

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), July 19, 2016. A financial analyst, investor and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at

www.ericsson.com/press and

www.ericsson.com/investors

Video material will be published during the day on

www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone:    +46 10 714 64 49, +46 70 575 29 06

E-mail:    peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone:    +46 10 714 20 39, +46 70 986 02 27

E-mail:    stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone:    +46 10 713 39 28, +46 73 082 59 28

E-mail:    asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone:    +46 10 714 54 00, +46 761 005 400

E-mail:    rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone:    +46 10 719 97 27, +46 73 024 48 73

E-mail:    media.relations@ericsson.com

Corporate Communications

Phone:    +46 10 719 69 92

E-mail:    media.relations@ericsson.com

15        Ericsson  |  Second Quarter Report 2016

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

16        Ericsson  |  Second Quarter Report 2016

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

17        Ericsson  |  Second Quarter Report 2016

CONSOLIDATED INCOME STATEMENT

	Apr-Jun			Jan-Jun
SEK million	2016	2015	Change	2016	2015	Change

Net sales	54,108	60,671	-11%	106,317	114,191	-7%
Cost of sales	-36,613	-40,536	-10%	-71,432	-75,092	-5%
Gross income	17,495	20,135	-13%	34,885	39,099	-11%
Gross margin (%)	32.3%	33.2%		32.8%	34.2%

Research and development expenses	-7,405	-9,896	-25%	-14,890	-18,383	-19%
Selling and administrative expenses	-7,109	-7,765	-8%	-13,829	-14,896	-7%
Operating expenses	-14,514	-17,661	-18%	-28,719	-33,279	-14%

Other operating income and expenses	-230	1,059		43	-181
Shares in earnings of JV and associated companies	12	27		29	54
Operating income	2,763	3,560	-22%	6,238	5,693	10%

Financial income	139	-238		50	446
Financial expenses	-666	-290		-1,043	-1,030
Income after financial items	2,236	3,032	-26%	5,245	5,109	3%

Taxes	-670	-909		-1,573	-1,532
Net income	1,566	2,123	-26%	3,672	3,577	3%

Net income attributable to:
Stockholders of the Parent Company	1,587	2,094		3,553	3,413
Non-controlling interests	-21	29		119	164

Other information
Average number of shares, basic (million)	3,261	3,247		3,259	3,246
Earnings per share, basic (SEK) 1)	0.49	0.64		1.09	1.05
Earnings per share, diluted (SEK) 1)	0.48	0.64		1.08	1.04

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Apr-Jun		Jan-Jun
SEK million	2016	2015	2016	2015

Net income	1,566	2,123	3,672	3,577

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-941	-1,562	-4,443	-4,773
Tax on items that will not be reclassified to profit or loss	235	610	1,188	1,304

Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	—	—	—	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	-4	181
Changes in cumulative translation adjustments	1,981	-2,626	848	1,783
Share of other comprehensive income on JV and associated companies	10	-92	-366	-96
Tax on items that may be reclassified to profit or loss	—	—	—	—

Total other comprehensive income, net of tax	1,285	-3,670	-2,777	-1,601

Total comprehensive income	2,851	-1,547	895	1,976

Total comprehensive income attributable to:
Stockholders of the Parent Company	2,843	-1,515	750	1,790
Non-controlling interest	8	-32	145	186

18        Ericsson  |  Second Quarter Report 2016

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2016	Mar 31 2016	Dec 31 2015

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	7,064	6,349	5,493
Goodwill	41,913	40,316	41,087
Intellectual property rights, brands and other intangible assets	8,035	8,400	9,316

Property, plant and equipment	16,856	16,127	15,901

Financial assets
Equity in JV and associated companies	787	851	1,210
Other investments in shares and participations	1,178	1,090	1,275
Customer finance, non-current	2,315	1,663	1,739
Other financial assets, non-current	5,061	4,997	5,634

Deferred tax assets	14,451	14,117	13,183
	97,660	93,910	94,838

Current assets
Inventories	34,660	32,252	28,436

Trade receivables	68,461	66,701	71,069
Customer finance, current	2,532	2,346	2,041
Other current receivables	25,297	24,105	21,709

Short-term investments	19,846	25,077	26,046
Cash and cash equivalents	28,931	35,934	40,224
	179,727	186,415	189,525

Total assets	277,387	280,325	284,363

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	135,746	144,699	146,525
Non-controlling interest in equity of subsidiaries	945	945	841
	136,691	145,644	147,366

Non-current liabilities
Post-employment benefits	27,323	25,715	22,664
Provisions, non-current	245	158	176
Deferred tax liabilities	2,036	2,098	2,472
Borrowings, non-current	18,164	22,110	22,744
Other non-current liabilities	2,030	1,834	1,851
	49,798	51,915	49,907

Current liabilities
Provisions, current	3,142	3,374	3,662
Borrowings, current	9,653	2,414	2,376
Trade payables	23,709	21,549	22,389
Other current liabilities	54,394	55,429	58,663
	90,898	82,766	87,090

Total equity and liabilities	277,387	280,325	284,363

Of which interest-bearing liabilities	27,817	24,524	25,120
Of which net cash	20,960	36,487	41,150

Assets pledged as collateral	2,523	2,513	2,526
Contingent liabilities	1,003	918	922

19        Ericsson  |  Second Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Operating activities
Net income	1,566	2,123	3,672	3,577	13,673
Adjustments to reconcile net income to cash
Taxes	-3,410	-1,360	-4,618	-3,281	-2,835
Earnings/dividends in JV and associated companies	73	49	57	27	130
Depreciation, amortization and impairment losses	2,104	2,579	4,201	5,260	10,206
Other	988	22	1,640	966	3,110
	1,321	3,413	4,952	6,549	24,284

Changes in operating net assets
Inventories	-1,667	383	-5,879	-3,636	-366
Customer finance, current and non-current	-816	405	-1,067	147	824
Trade receivables	-564	3,630	2,844	5,667	7,000
Trade payables	2,457	-1,400	1,840	-3,068	-2,676
Provisions and post-employment benefits	218	1,685	204	1,519	544
Other operating assets and liabilities, net	-1,662	-5,038	-5,979	-10,000	-9,013
	-2,034	-335	-8,037	-9,371	-3,687

Cash flow from operating activities	-713	3,078	-3,085	-2,822	20,597

Investing activities
Investments in property, plant and equipment	-1,572	-2,424	-3,046	-4,791	-8,338
Sales of property, plant and equipment	50	1,075	94	1,150	1,301
Acquisitions/divestments of subsidiaries and other operations, net	-480	-169	-588	-227	-2,200
Product development	-1,099	-843	-2,307	-1,137	-3,302
Other investing activities	-890	-280	-155	-162	-543
Short-term investments	5,355	9,678	6,368	10,077	5,095
Cash flow from investing activities	1,364	7,037	366	4,910	-7,987

Cash flow before financing activities	651	10,115	-2,719	2,088	12,610

Financing activities
Dividends paid	-12,067	-11,035	-12,100	-11,060	-11,337
Other financing activities	2,761	431	2,855	1,330	627
Cash flow from financing activities	-9,306	-10,604	-9,245	-9,730	-10,710

Effect of exchange rate changes on cash	1,652	-1,860	671	-384	-2,664

Net change in cash and cash equivalents	-7,003	-2,349	-11,293	-8,026	-764

Cash and cash equivalents, beginning of period	35,934	35,311	40,224	40,988	40,988

Cash and cash equivalents, end of period	28,931	32,962	28,931	32,962	40,224

20        Ericsson  |  Second Quarter Report 2016

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Jun		Jan-Dec
SEK million	2016	2015	2015

Opening balance	147,366	145,309	145,309
Total comprehensive income	895	1,976	12,362
Sale/repurchase of own shares	-74	88	169
Stock issue (net)	131	—	—
Stock purchase plan	472	414	865
Dividends paid	-12,099	-11,060	-11,337
Transactions with non-controlling interests	—	-2	-2
Closing balance	136,691	136,725	147,366

CONSOLIDATED INCOME STATEMENT

– ISOLATED QUARTERS

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	54,108	52,209	73,568	59,161	60,671	53,520
Cost of sales	-36,613	-34,819	-46,899	-39,110	-40,536	-34,556
Gross income	17,495	17,390	26,669	20,051	20,135	18,964
Gross margin (%)	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Research and development expenses	-7,405	-7,485	-7,921	-8,540	-9,896	-8,487
Selling and administrative expenses	-7,109	-6,720	-7,996	-6,393	-7,765	-7,131
Operating expenses	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618

Other operating income and expenses	-230	273	254	80	1,059	-1,240
Shares in earnings of JV and associated companies	12	17	29	-121	27	27
Operating income	2,763	3,475	11,035	5,077	3,560	2,133

Financial income	139	-89	-109	188	-238	684
Financial expenses	-666	-377	-619	-809	-290	-740
Income after financial items	2,236	3,009	10,307	4,456	3,032	2,077

Taxes	-670	-903	-3,329	-1,338	-909	-623
Net income	1,566	2,106	6,978	3,118	2,123	1,454

Net income attributable to:
Stockholders of the Parent Company	1,587	1,966	7,056	3,080	2,094	1,319
Non-controlling interests	-21	140	-78	38	29	135

Other information
Average number of shares, basic (million)	3,261	3,258	3,254	3,251	3,247	3,244
Earnings per share, basic (SEK) 1)	0.49	0.60	2.17	0.95	0.64	0.41
Earnings per share, diluted (SEK) 1)	0.48	0.60	2.15	0.94	0.64	0.40

1)	Based on Net income attributable to stockholders of the Parent Company.

21        Ericsson  |  Second Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS – ISOLATED QUARTERS

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	1,566	2,106	6,978	3,118	2,123	1,454
Adjustments to reconcile net income to cash
Taxes	-3,410	-1,208	395	51	-1,360	-1,921
Earnings/dividends in JV and associated companies	73	-16	-33	136	49	-22
Depreciation, amortization and impairment losses	2,104	2,097	2,521	2,425	2,579	2,681
Other	988	652	1,092	1,052	22	944
	1,321	3,631	10,953	6,782	3,413	3,136

Changes in operating net assets
Inventories	-1,667	-4,212	3,496	-226	383	-4,019
Customer finance, current and non-current	-816	-251	302	375	405	-258
Trade receivables	-564	3,408	2,754	-1,421	3,630	2,037
Trade payables	2,457	-617	886	-494	-1,400	-1,668
Provisions and post-employment benefits	218	-14	-673	-302	1,685	-166
Other operating assets and liabilities, net	-1,662	-4,317	4,141	-3,154	-5,038	-4,962
	-2,034	-6,003	10,906	-5,222	-335	-9,036

Cash flow from operating activities	-713	-2,372	21,859	1,560	3,078	-5,900

Investing activities
Investments in property, plant and equipment	-1,572	-1,474	-1,740	-1,807	-2,424	-2,367
Sales of property, plant and equipment	50	44	92	59	1,075	75
Acquisitions/divestments of subsidiaries and other operations, net	-480	-108	-945	-1,028	-169	-58
Product development	-1,099	-1,208	-1,183	-982	-843	-294
Other investing activities	-890	735	-418	37	-280	118
Short-term investments	5,355	1,013	-8,613	3,631	9,678	399
Cash flow from investing activities	1,364	-998	-12,807	-90	7,037	-2,127

Cash flow before financing activities	651	-3,370	9,052	1,470	10,115	-8,027

Financing activities
Dividends paid	-12,067	-33	—	-277	-11,035	-25
Other financing activities	2,761	94	-669	-34	431	899
Cash flow from financing activities	-9,306	61	-669	-311	-10,604	874

Effect of exchange rate changes on cash	1,652	-981	-2,109	-171	-1,860	1,476

Net change in cash and cash equivalents	-7,003	-4,290	6,274	988	-2,349	-5,677

Cash and cash equivalents, beginning of period	35,934	40,224	33,950	32,962	35,311	40,988

Cash and cash equivalents, end of period	28,931	35,934	40,224	33,950	32,962	35,311

22        Ericsson  |  Second Quarter Report 2016

PARENT COMPANY INCOME STATEMENT

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross income	—	—	—	—	—

Operating expenses	-267	-191	-490	-480	-1,040
Other operating income and expenses	616	645	1,190	1,338	2,889
Operating income	349	454	700	858	1,849

Financial net	12,496	6,736	12,507	8,187	14,952
Income after financial items	12,845	7,190	13,207	9,045	16,801

Transfers to (-) / from untaxed reserves	—	—	—	—	-1,500
Taxes	-89	-92	-134	-211	-208
Net income	12,756	7,098	13,073	8,834	15,093

PARENT COMPANY STATEMENT

OF COMPREHENSIVE INCOME

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Net income	12,756	7,098	13,073	8,834	15,093

Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	5	181	457

Total other comprehensive income, net of tax	—	—	5	181	457

Total comprehensive income	12,756	7,098	13,078	9,015	15,550

23        Ericsson  |  Second Quarter Report 2016

PARENT COMPANY BALANCE SHEET

SEK million	Jun 30 2016	Dec 31 2015

ASSETS
Fixed assets
Intangible assets	675	809
Tangible assets	438	456
Financial assets	103,489	99,914
	104,602	101,179

Current assets
Inventories	7	—
Receivables	35,026	25,692
Short-term investments	19,437	25,506
Cash and cash equivalents	13,837	23,118
	68,307	74,316

Total assets	172,909	175,495

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,149	48,018
Non-restricted equity	43,532	42,578
	91,681	90,596

Provisions	774	807

Non-current liabilities	41,898	46,457

Current liabilities	38,556	37,635

Total stockholders’ equity, provisions and liabilities	172,909	175,495

Assets pledged as collateral	523	526
Contingent liabilities	23,004	22,461

24        Ericsson  |  Second Quarter Report 2016

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2015, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per June 30, 2016 and IFRS as endorsed by the EU.

Amendments applied as from the first quarter of 2016

Net Cash

The definition of Net Cash has been adjusted in order to more clearly represent Ericsson’s ability to meet financial obligations. Post-employment benefits will no longer be included in the calculation of Net Cash. Net Cash for prior periods has been recalculated using the new definition. The revised definition is as follows:

Net Cash: Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

Accounting for bonds

Due to the conditions in the market for government and mortgage bonds in Sweden, Ericsson now intends to hold bonds purchased in its “Asset management” portfolio until maturity instead of intending to hold them for trading. Bonds purchased in this portfolio after January 1, 2016 will be classified as available-for-sale. There were no purchases made in the first six months of 2016. The impact of this change on the financial statements will be disclosed in the interim report following the first purchase of bonds.

Amendments applied as from the second quarter of 2016

APMs

As from the second quarter, Ericsson has applied the new guidelines issued by ESMA* on APMs (Alternative Performance Measures). In summary, an APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in IFRS. The APMs presented in the interim report will be reconciled to the most directly reconcilable line items in the financial statements at the end of the interim report.

*	European Securities and Markets Authority – a European supervisory authority

25        Ericsson  |  Second Quarter Report 2016

NET SALES BY SEGMENT BY QUARTER

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	26,765	25,820	37,304	28,817	31,163	26,436
Global Services	24,481	23,018	30,670	27,055	26,392	23,901
Of which Professional Services	18,670	17,932	23,072	20,545	20,001	18,131
Of which Managed Services	7,330	7,352	8,214	7,976	8,150	7,501
Of which Network Rollout	5,811	5,086	7,598	6,510	6,391	5,770
Support Solutions	2,862	3,371	5,594	3,289	3,092	3,074
Modems	—	—	—	—	24	109

Total	54,108	52,209	73,568	59,161	60,671	53,520

	2016		2015
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	4%	-31%	29%	-8%	18%	-22%
Global Services	6%	-25%	13%	3%	10%	-20%
Of which Professional Services	4%	-22%	12%	3%	10%	-15%
Of which Managed Services	0%	-10%	3%	-2%	9%	-3%
Of which Network Rollout	14%	-33%	17%	2%	11%	-31%
Support Solutions	-15%	-40%	70%	6%	1%	-23%
Modems	—	—	—	—	—	—

Total	4%	-29%	24%	-2%	13%	-21%

	2016		2015
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-14%	-2%	9%	-4%	8%	8%
Global Services	-7%	-4%	3%	11%	14%	17%
Of which Professional Services	-7%	-1%	8%	15%	21%	20%
Of which Managed Services	-10%	-2%	6%	11%	26%	30%
Of which Network Rollout	-9%	-12%	-9%	-2%	-2%	9%
Support Solutions	-7%	10%	40%	8%	9%	11%
Modems	—	—	—	—	—	—

Total	-11%	-2%	8%	3%	11%	13%

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	52,585	25,820	123,720	86,416	57,599	26,436
Global Services	47,499	23,018	108,018	77,348	50,293	23,901
Of which Professional Services	36,602	17,932	81,749	58,677	38,132	18,131
Of which Managed Services	14,682	7,352	31,841	23,627	15,651	7,501
Of which Network Rollout	10,897	5,086	26,269	18,671	12,161	5,770
Support Solutions	6,233	3,371	15,049	9,455	6,166	3,074
Modems		—	133	133	133	109

Total	106,317	52,209	246,920	173,352	114,191	53,520

	2016		2015
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-9%	-2%	5%	4%	8%	8%
Global Services	-6%	-4%	11%	14%	16%	17%
Of which Professional Services	-4%	-1%	15%	19%	21%	20%
Of which Managed Services	-6%	-2%	17%	22%	28%	30%
Of which Network Rollout	-10%	-12%	-2%	1%	3%	9%
Support Solutions	1%	10%	19%	9%	10%	11%
Modems	—	—	—	—	—	—

Total	-7%	-2%	8%	8%	12%	13%

26        Ericsson  |  Second Quarter Report 2016

SALES GROWTH ADJUSTED FOR

COMPARABLE UNITS AND CURRENCY

	2016		2015
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	6%	-30%	30%	-6%	16%	-28%
Global Services	8%	-23%	17%	2%	10%	-26%
Support Solutions	-13%	-39%	70%	7%	-3%	-31%

Total	6%	-28%	26%	-2%	12%	-28%

	2016		2015
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-11%	-3%	0%	-15%	-9%	-9%
Global Services	-3%	0%	-4%	-2%	-2%	-2%
Support Solutions	-6%	5%	22%	-8%	-13%	-11%

Total	-7%	-1%	-1%	-9%	-6%	-6%

	2016		2015
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-7%	-3%	-8%	-11%	-9%	-9%
Global Services	-2%	0%	-2%	-2%	-2%	-2%
Support Solutions	0%	5%	0%	-10%	-12%	-11%

Total	-4%	-1%	-5%	-7%	-6%	-6%

27        Ericsson  |  Second Quarter Report 2016

OPERATING INCOME

BY SEGMENT BY QUARTER

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,593	2,724	7,154	2,764	2,435	590
Global Services	1,484	644	2,530	2,364	1,640	1,681
Of which Professional Services	1,676	1,293	2,712	2,386	2,403	2,109
Of which Network Rollout	-192	-649	-182	-22	-763	-428
Support Solutions	-421	238	1,668	-6	-240	82
Modems	—	—	1	-1	7	0
Unallocated 1)	107	-131	-318	-44	-282	-220

Total	2,763	3,475	11,035	5,077	3,560	2,133

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,317	2,724	12,943	5,789	3,025	590
Global Services	2,128	644	8,215	5,685	3,321	1,681
Of which Professional Services	2,969	1,293	9,610	6,898	4,512	2,109
Of which Network Rollout	-841	-649	-1,395	-1,213	-1,191	-428
Support Solutions	-183	238	1,504	-164	-158	82
Modems	—	—	7	6	7	0
Unallocated 1)	-24	-131	-864	-546	-502	-220

Total	6,238	3,475	21,805	10,770	5,693	2,133

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN

BY SEGMENT BY QUARTER

	2016		2015
As percentage of net sales, isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1

Networks	6%	11%	19%	10%	8%	2%
Global Services	6%	3%	8%	9%	6%	7%
Of which Professional Services	9%	7%	12%	12%	12%	12%
Of which Network Rollout	-3%	-13%	-2%	0%	-12%	-7%
Support Solutions	-15%	7%	30%	0%	-8%	3%
Modems	—	—	—	—	—	—

Total	5%	7%	15%	9%	6%	4%

	2016		2015
As percentage of net sales, year to date	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	8%	11%	10%	7%	5%	2%
Global Services	4%	3%	8%	7%	7%	7%
Of which Professional Services	8%	7%	12%	12%	12%	12%
Of which Network Rollout	-8%	-13%	-5%	-6%	-10%	-7%
Support Solutions	-3%	7%	10%	-2%	-3%	3%
Modems	—	—	—	—	—	—

Total	6%	7%	9%	6%	5%	4%

28        Ericsson  |  Second Quarter Report 2016

EBITA

BY SEGMENT BY QUARTER

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,784	2,956	7,668	3,233	3,014	1,218
Global Services	1,691	837	2,770	2,604	1,918	1,952
Of which Professional Services	1,849	1,459	2,915	2,605	2,635	2,344
Of which Network Rollout	-158	-622	-145	-1	-717	-392
Support Solutions	-184	496	1,892	226	-4	308
Modems	—	—	1	-1	7	0
Unallocated 1)	107	-130	-317	-44	-281	-220

Total	3,398	4,159	12,014	6,018	4,654	3,258

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,740	2,956	15,133	7,465	4,232	1,218
Global Services	2,528	837	9,244	6,474	3,870	1,952
Of which Professional Services	3,308	1,459	10,499	7,584	4,979	2,344
Of which Network Rollout	-780	-622	-1,255	-1,110	-1,109	-392
Support Solutions	312	496	2,422	530	304	308
Modems	—	—	7	6	7	0
Unallocated 1)	-23	-130	-862	-545	-501	-220

Total	7,557	4,159	25,944	13,930	7,912	3,258

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

EBITA MARGIN

BY SEGMENT BY QUARTER

	2016		2015
As percentage of net sales, isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7%	11%	21%	11%	10%	5%
Global Services	7%	4%	9%	10%	7%	8%
Of which Professional Services	10%	8%	13%	13%	13%	13%
Of which Network Rollout	-3%	-12%	-2%	0%	-11%	-7%
Support Solutions	-6%	15%	34%	7%	0%	10%
Modems	—	—	—	—	—	—

Total	6%	8%	16%	10%	8%	6%

	2016		2015
As percentage of net sales, year to date	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	9%	11%	12%	9%	7%	5%
Global Services	5%	4%	9%	8%	8%	8%
Of which Professional Services	9%	8%	13%	13%	13%	13%
Of which Network Rollout	-7%	-12%	-5%	-6%	-9%	-7%
Support Solutions	5%	15%	16%	6%	5%	10%
Modems	—	—	—	—	—	—

Total	7%	8%	11%	8%	7%	6%

29        Ericsson  |  Second Quarter Report 2016

NET SALES

BY REGION BY QUARTER

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

North America	13,426	13,182	17,082	14,355	14,578	12,246
Latin America	4,542	4,040	6,106	5,610	5,067	4,574
Northern Europe & Central Asia 1) 2)	2,093	2,222	2,847	2,520	2,556	2,726
Western & Central Europe 2)	4,466	3,953	5,320	4,540	5,131	4,741
Mediterranean 2)	5,427	4,296	6,971	5,470	5,887	4,982
Middle East	4,921	3,567	6,089	5,728	6,515	4,517
Sub Saharan Africa	2,313	2,120	2,847	2,691	2,653	2,158
India	2,426	2,683	3,172	3,629	3,049	3,531
North East Asia	6,041	5,579	8,916	6,348	6,943	6,030
South East Asia & Oceania	5,272	5,199	5,329	4,750	4,897	4,259
Other 1) 2)	3,181	5,368	8,889	3,520	3,395	3,756

Total	54,108	52,209	73,568	59,161	60,671	53,520

1) Of which in Sweden	477	1,113	972	1,135	598	1,091
2) Of which in EU	9,635	9,229	12,644	10,584	11,453	10,904

	2016		2015
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

North America	2%	-23%	19%	-2%	19%	-6%
Latin America	12%	-34%	9%	11%	11%	-30%
Northern Europe & Central Asia 1) 2)	-6%	-22%	13%	-1%	-6%	-33%
Western & Central Europe 2)	13%	-26%	17%	-12%	8%	-22%
Mediterranean 2)	26%	-38%	27%	-7%	18%	-34%
Middle East	38%	-41%	6%	-12%	44%	-34%
Sub Saharan Africa	9%	-26%	6%	1%	23%	-17%
India	-10%	-15%	-13%	19%	-14%	49%
North East Asia	8%	-37%	40%	-9%	15%	-35%
South East Asia & Oceania	1%	-2%	12%	-3%	15%	-14%
Other 1) 2)	-41%	-40%	153%	4%	-10%	-19%

Total	4%	-29%	24%	-2%	13%	-21%

1) Of which in Sweden	-57%	15%	-14%	90%	-45%	4%
2) Of which in EU	4%	-27%	19%	-8%	5%	-24%

	2016		2015
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

North America	-8%	8%	31%	2%	-4%	0%
Latin America	-10%	-12%	-7%	-5%	-6%	-3%
Northern Europe & Central Asia 1) 2)	-18%	-18%	-30%	-20%	-6%	12%
Western & Central Europe 2)	-13%	-17%	-13%	-2%	12%	8%
Mediterranean 2)	-8%	-14%	-7%	5%	7%	4%
Middle East	-24%	-21%	-11%	-5%	44%	17%
Sub Saharan Africa	-13%	-2%	9%	10%	41%	19%
India	-20%	-24%	34%	81%	85%	108%
North East Asia	-13%	-7%	-3%	-10%	8%	23%
South East Asia & Oceania	8%	22%	8%	25%	34%	24%
Other 1) 2)	-6%	43%	91%	4%	1%	15%

Total	-11%	-2%	8%	3%	11%	13%

1) Of which in Sweden	-20%	2%	-7%	4%	-41%	9%
2) Of which in EU	-16%	-15%	-12%	-1%	11%	12%

30        Ericsson  |  Second Quarter Report 2016

NET SALES

BY REGION BY QUARTER, CONT.

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	26,608	13,182	58,261	41,179	26,824	12,246
Latin America	8,582	4,040	21,357	15,251	9,641	4,574
Northern Europe & Central Asia 1) 2)	4,315	2,222	10,649	7,802	5,282	2,726
Western & Central Europe 2)	8,419	3,953	19,732	14,412	9,872	4,741
Mediterranean 2)	9,723	4,296	23,310	16,339	10,869	4,982
Middle East	8,488	3,567	22,849	16,760	11,032	4,517
Sub Saharan Africa	4,433	2,120	10,349	7,502	4,811	2,158
India	5,109	2,683	13,381	10,209	6,580	3,531
North East Asia	11,620	5,579	28,237	19,321	12,973	6,030
South East Asia & Oceania	10,471	5,199	19,235	13,906	9,156	4,259
Other 1) 2)	8,549	5,368	19,560	10,671	7,151	3,756

Total	106,317	52,209	246,920	173,352	114,191	53,520

1) Of which in Sweden	1,590	1,113	3,796	2,824	1,689	1,091
2) Of which in EU	18,864	9,229	45,585	32,941	22,357	10,904

	2016		2015
Year to date, year-over-year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	-1%	8%	7%	-1%	-2%	0%
Latin America	-11%	-12%	-5%	-5%	-5%	-3%
Northern Europe & Central Asia 1) 2)	-18%	-18%	-14%	-6%	3%	12%
Western & Central Europe 2)	-15%	-17%	0%	6%	10%	8%
Mediterranean 2)	-11%	-14%	1%	5%	6%	4%
Middle East	-23%	-21%	7%	16%	32%	17%
Sub Saharan Africa	-8%	-2%	18%	22%	30%	19%
India	-22%	-24%	74%	91%	97%	108%
North East Asia	-10%	-7%	2%	5%	15%	23%
South East Asia & Oceania	14%	22%	21%	28%	29%	24%
Other 1) 2)	20%	43%	33%	7%	8%	15%

Total	-7%	-2%	8%	8%	12%	13%

1) Of which in Sweden	-6%	2%	-8%	-9%	-16%	9%
2) Of which in EU	-16%	-15%	1%	7%	12%	12%

TOP 5 COUNTRIES IN SALES

Country	Q2		Jan-Jun
As percentage of net sales	2016	2015	2016	2015

United States	26%	24%	26%	24%
China	8%	9%	9%	8%
India	5%	5%	5%	6%
United Kingdom	3%	3%	3%	3%
Italy	3%	3%	3%	3%

31        Ericsson  |  Second Quarter Report 2016

NET SALES BY REGION BY SEGMENT

	Q2 2016				Jan-Jun 2016
SEK million	Networks	Global Services	Support Solutions	Total	Networks	Global Services	Support Solutions	Total

North America	6,606	6,080	740	13,426	12,947	12,158	1,503	26,608
Latin America	2,096	2,257	189	4,542	4,119	4,072	391	8,582
Northern Europe & Central Asia	970	1,071	52	2,093	2,312	1,878	125	4,315
Western & Central Europe	1,711	2,633	122	4,466	3,006	5,155	258	8,419
Mediterranean	2,114	3,114	199	5,427	3,573	5,804	346	9,723
Middle East	1,871	2,777	273	4,921	3,278	4,673	537	8,488
Sub Saharan Africa	989	1,217	107	2,313	1,858	2,304	271	4,433
India	991	1,259	176	2,426	2,270	2,487	352	5,109
North East Asia	4,203	1,756	82	6,041	7,747	3,673	200	11,620
South East Asia & Oceania	3,189	2,010	73	5,272	6,374	3,938	159	10,471
Other	2,025	307	849	3,181	5,101	1,357	2,091	8,549

Total	26,765	24,481	2,862	54,108	52,585	47,499	6,233	106,317

Share of Total	50%	45%	5%	100%	49%	45%	6%	100%

	Q2 2016
Sequential change, percent	Networks	Global Services	Support Solutions	Total

North America	4%	0%	-3%	2%
Latin America	4%	24%	-6%	12%
Northern Europe & Central Asia	-28%	33%	-29%	-6%
Western & Central Europe	32%	4%	-10%	13%
Mediterranean	45%	16%	35%	26%
Middle East	33%	46%	3%	38%
Sub Saharan Africa	14%	12%	-35%	9%
India	-23%	3%	0%	-10%
North East Asia	19%	-8%	-31%	8%
South East Asia & Oceania	0%	4%	-15%	1%
Other	-34%	-71%	-32%	-41%

Total	4%	6%	-15%	4%

	Q2 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	-1%	-14%	-13%	-8%
Latin America	-7%	-14%	4%	-10%
Northern Europe & Central Asia	-37%	13%	-22%	-18%
Western & Central Europe	-10%	-15%	-16%	-13%
Mediterranean	-12%	-5%	4%	-8%
Middle East	-54%	29%	-15%	-24%
Sub Saharan Africa	-20%	-3%	-31%	-13%
India	-46%	18%	11%	-20%
North East Asia	-12%	-10%	-58%	-13%
South East Asia & Oceania	27%	-12%	-28%	8%
Other	3%	-55%	17%	-6%

Total	-14%	-7%	-7%	-11%

	Jan-Jun 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	10%	-9%	-8%	-1%
Latin America	-6%	-16%	-2%	-11%
Northern Europe & Central Asia	-31%	5%	-11%	-18%
Western & Central Europe	-15%	-14%	-18%	-15%
Mediterranean	-17%	-7%	2%	-11%
Middle East	-49%	14%	6%	-23%
Sub Saharan Africa	-7%	-5%	-31%	-8%
India	-42%	15%	-27%	-22%
North East Asia	-12%	-7%	-21%	-10%
South East Asia & Oceania	29%	-3%	-12%	14%
Other	24%	-3%	38%	20%

Total	-9%	-6%	1%	-7%

32        Ericsson  |  Second Quarter Report 2016

PROVISIONS

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	3,532	3,838	4,331	5,354	4,056	4,427
Additions	839	492	589	695	2,777	915
Utilization/Cash out	-794	-667	-1,096	-1,545	-1,217	-1,204
Of which restructuring	-639	-487	-754	-1,103	-472	-437
Reversal of excess amounts	-240	-67	87	-168	-161	-236
Reclassification, translation difference and other	50	-64	-73	-5	-101	154
Closing balance	3,387	3,532	3,838	4,331	5,354	4,056

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	3,838	3,838	4,427	4,427	4,427	4,427
Additions	1,331	492	4,976	4,387	3,692	915
Utilization/Cash out	-1,461	-667	-5,062	-3,966	-2,421	-1,204
Of which restructuring	-1,126	-487	-2,766	-2,012	-909	-437
Reversal of excess amounts	-307	-67	-478	-565	-397	-236
Reclassification, translation difference and other	-14	-64	-25	48	53	154
Closing balance	3,387	3,532	3,838	4,331	5,354	4,056

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,572	1,474	1,739	1,807	2,424	2,367
Capitalized development expenses 1)	1,099	1,208	1,183	982	843	294
IPR, brands and other intangible assets	13	5	23	10	26	11

Total	2,684	2,687	2,945	2,799	3,293	2,672

Depreciation, amortization and impairment losses
Property, plant and equipment	1,083	1,062	1,194	1,129	1,152	1,214
Capitalized development expenses	386	351	349	354	333	342
IPR, brands and other intangible assets, etc.	635	684	978	942	1,094	1,125

Total	2,104	2,097	2,521	2,425	2,579	2,681

1)	Including reclassification

33        Ericsson  |  Second Quarter Report 2016

OTHER INFORMATION

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Number of shares and earnings per share
Number of shares, end of period (million)	3,331	3,305	3,331	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,069	3,043	3,069	3,043	3,043
Number of treasury shares, end of period (million)	69	57	69	57	49
Number of shares outstanding, basic, end of period (million)	3,262	3,248	3,262	3,248	3,256
Numbers of shares outstanding, diluted, end of period (million)	3,298	3,281	3,298	3,281	3,289
Average number of treasury shares (million)	55	58	55	59	56
Average number of shares outstanding, basic (million)	3,261	3,247	3,259	3,246	3,249
Average number of shares outstanding, diluted (million) 1)	3,297	3,280	3,296	3,278	3,282
Earnings per share, basic (SEK)	0.49	0.64	1.09	1.05	4.17
Earnings per share, diluted (SEK) 1)	0.48	0.64	1.08	1.04	4.13
Earnings per share (Non-IFRS), diluted (SEK) 2)	0.83	1.45	1.70	2.22	6.06

Ratios
Days sales outstanding	—	—	115	112	87
Inventory turnover days	83	74	81	74	64
Payable days	56	52	59	57	53
Equity ratio (%)	—	—	49.3%	49.0%	51.8%
Return on equity (%)	4.5%	5.9%	5.0%	4.9%	9.3%
Return on capital employed (%)	6.0%	6.9%	6.5%	6.5%	11.6%
Capital turnover (times)	1.1	1.3	1.1	1.2	1.3
Cash conversion (%)	-54.0%	90.2%	-62.3%	-43.1%	84.8%

Exchange rates used in the consolidation 3)
SEK/EUR- closing rate	—	—	9.42	9.22	9.17
SEK/USD- closing rate	—	—	8.45	8.24	8.40

Other
Regional inventory, end of period	18,749	18,778	18,749	18,778	15,453
Export sales from Sweden	27,797	29,813	51,051	55,964	117,486

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.
3)	Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2016		2015
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

North America	13,838	14,081	14,548	14,669	14,975	15,156
Latin America	9,616	9,836	10,412	10,754	10,823	10,970
Northern Europe & Central Asia 1)	20,177	20,167	20,700	20,953	21,441	21,556
Western & Central Europe	13,727	12,100	12,220	12,042	12,400	12,575
Mediterranean	12,957	12,906	12,702	12,748	12,925	13,363
Middle East	3,573	3,608	3,639	3,634	3,717	3,813
Sub Saharan Africa	2,347	2,377	2,301	2,306	2,389	2,442
India	22,541	22,424	21,999	21,343	21,353	21,215
North East Asia	13,547	13,623	13,706	13,782	13,104	13,488
South East Asia & Oceania	4,184	4,178	4,054	4,009	4,056	4,128

Total	116,507	115,300	116,281	116,240	117,183	118,706

1) Of which in Sweden	16,190	16,290	17,041	17,242	17,560	17,569

34        Ericsson  |  Second Quarter Report 2016

RESTRUCTURING CHARGES BY FUNCTION

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-461	-328	-282	-351	-1,157	-484
Research and development expenses	-422	-257	-305	-547	-1,118	-51
Selling and administrative expenses	-138	-47	-117	-80	-469	-79

Total	-1,021	-632	-704	-978	-2,744	-614

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-789	-328	-2,274	-1,992	-1,641	-484
Research and development expenses	-679	-257	-2,021	-1,716	-1,169	-51
Selling and administrative expenses	-185	-47	-745	-628	-548	-79

Total	-1,653	-632	-5,040	-4,336	-3,358	-614

RESTRUCTURING CHARGES BY SEGMENT

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-607	-295	-259	-565	-1,842	-173
Global Services	-346	-315	-213	-358	-691	-419
Of which Professional Services	-273	-237	-60	-316	-175	-140
Of which Network Rollout	-73	-78	-153	-42	-516	-279
Support Solutions	-68	-22	-230	-37	-194	-19
Modems	—	—	1	-1	-12	-3
Unallocated	—	—	-3	-17	-5	—

Total	-1,021	-632	-704	-978	-2,744	-614

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-902	-295	-2,839	-2,580	-2,015	-173
Global Services	-661	-315	-1,681	-1,468	-1,110	-419
Of which Professional Services	-510	-237	-691	-631	-315	-140
Of which Network Rollout	-151	-78	-990	-837	-795	-279
Support Solutions	-90	-22	-480	-250	-213	-19
Modems	—	—	-15	-16	-15	-3
Unallocated	—	—	-25	-22	-5	—

Total	-1,653	-632	-5,040	-4,336	-3,358	-614

35        Ericsson  |  Second Quarter Report 2016

RECONCILIATION TABLES, NON-IFRS

MEASURES

This section includes a reconciliation of certain non-IFRS financial measures to the most directly reconcilable line items in the financial statements. The presentation of non-IFRS financial measures has limitations as analytical tools and should not be considered in isolation or as a substitute for our related financial measures prepared in accordance with IFRS.

Non-IFRS financial measures are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods. Management uses these non-IFRS financial measures to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The non-IFRS financial measures presented in this report may differ from similarly-titled measures used by other companies.

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS

AND CURRENCY

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2016		2015
Isolated quarter, sequential change	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	54,108	52,209	73,568	59,161	60,671	53,520
Acquired/divested business	-35	0	0	0	0	-422
Net FX impact	1,221	766	1,153	335	-608	-3,812
Comparable net sales, excluding FX impact	55,294	52,975	74,721	59,496	60,063	49,286
Sales growth adjusted for comparable units and currency (%)	6%	-28%	26%	-2%	12%	-28%

	2016		2015
Isolated quarter, year over year change	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	54,108	52,209	73,568	59,161	60,671	53,520
Acquired/divested business	-95	-73	0	0	0	-422
Net FX impact	2,329	655	-6,005	-6,683	-9,143	-8,475
Comparable net sales, excluding FX impact	56,342	52,791	67,563	52,478	51,528	44,623
Sales growth adjusted for comparable units and currency (%)	-7%	-1%	-1%	-9%	-6%	-6%

	2016		2015
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	106,317	52,209	246,920	173,352	114,191	53,520
Acquired/divested business	-168	-73	-422	-422	-422	-422
Net FX impact	2,983	655	-30,307	-24,301	-17,618	-8,475
Comparable net sales, excluding FX impact	109,132	52,791	216,191	148,629	96,151	44,623
Sales growth adjusted for comparable units and currency (%)	-4%	-1%	-5%	-7%	-6%	-6%

36        Ericsson  |  Second Quarter Report 2016

ITEMS EXCLUDING RESTRUCTURING CHARGES

Gross income, operating expenses, and operating income are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	17,495	17,390	26,669	20,051	20,135	18,964
Net Sales	54,108	52,209	73,568	59,161	60,671	53,520
Gross margin (%)	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Gross income	17,495	17,390	26,669	20,051	20,135	18,964
Restructuring charges included in cost of sales	461	328	282	351	1,157	484
Gross income, excluding restructuring charges	17,956	17,718	26,951	20,402	21,292	19,448
Net Sales	54,108	52,209	73,568	59,161	60,671	53,520
Gross margin, excluding restructuring charges (%)	33.2%	33.9%	36.6%	34.5%	35.1%	36.3%

Operating expenses	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618
Restructuring charges included in R&D expenses	422	257	305	547	1,118	51
Restructuring charges included in selling and administrative expenses	138	47	117	80	469	79
Operating expenses, excluding restructuring charges	-13,954	-13,901	-15,495	-14,306	-16,074	-15,488

Operating income	2,763	3,475	11,035	5,077	3,560	2,133
Net Sales	54,108	52,209	73,568	59,161	60,671	53,520
Operating margin (%)	5.1%	6.7%	15.0%	8.6%	5.9%	4.0%

Operating income	2,763	3,475	11,035	5,077	3,560	2,133
Total restructuring charges	1,021	632	704	978	2,744	614
Operating income, excluding restructuring charges	3,784	4,107	11,739	6,055	6,304	2,747
Net Sales	54,108	52,209	73,568	59,161	60,671	53,520
Operating margin, excluding restructuring charges (%)	7.0%	7.9%	16.0%	10.2%	10.4%	5.1%

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	34,885	17,390	85,819	59,150	39,099	18,964
Net Sales	106,317	52,209	246,920	173,352	114,191	53,520
Gross margin (%)	32.8%	33.3%	34.8%	34.1%	34.2%	35.4%

Gross income	34,885	17,390	85,819	59,150	39,099	18,964
Restructuring charges included in cost of sales	789	328	2,274	1,992	1,641	484
Gross income, excluding restructuring charges	35,674	17,718	88,093	61,142	40,740	19,448
Net Sales	106,317	52,209	246,920	173,352	114,191	53,520
Gross margin, excluding restructuring charges (%)	33.6%	33.9%	35.7%	35.3%	35.7%	36.3%

Operating expenses	-28,719	-14,205	-64,129	-48,212	-33,279	-15,618
Restructuring charges included in R&D expenses	679	257	2,021	1,716	1,169	51
Restructuring charges included in selling and administrative expenses	185	47	745	628	548	79
Operating expenses, excluding restructuring charges	-27,855	-13,901	-61,363	-45,868	-31,562	-15,488

Operating income	6,238	3,475	21,805	10,770	5,693	2,133
Net Sales	106,317	52,209	246,920	173,352	114,191	53,520
Operating margin (%)	5.9%	6.7%	8.8%	6.2%	5.0%	4.0%

Operating income	6,238	3,475	21,805	10,770	5,693	2,133
Total restructuring charges	1,653	632	5,040	4,336	3,358	614
Operating income, excluding restructuring charges	7,891	4,107	26,845	15,106	9,051	2,747
Net Sales	106,317	52,209	246,920	173,352	114,191	53,520
Operating margin, excluding restructuring charges (%)	7.4%	7.9%	10.9%	8.7%	7.9%	5.1%

37        Ericsson  |  Second Quarter Report 2016

EBITA AND EBITA MARGIN

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net Income	1,566	2,106	6,978	3,118	2,123	1,454
Taxes	670	903	3,329	1,338	909	623
Financial income and expenses	527	466	728	621	528	56
Amortization and write-downs of acquired intangibles	635	684	979	941	1,094	1,125
EBITA	3,398	4,159	12,014	6,018	4,654	3,258
Net Sales	54,108	52,209	73,568	59,161	60,671	53,520
EBITA margin (%)	6%	8%	16%	10%	8%	6%

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net Income	3,672	2,106	13,673	6,695	3,577	1,454
Taxes	1,573	903	6,199	2,870	1,532	623
Financial income and expenses	993	466	1,933	1,205	584	56
Amortization and write-downs of acquired intangibles	1,319	684	4,139	3,160	2,219	1,125
EBITA	7,557	4,159	25,944	13,930	7,912	3,258
Net Sales	106,317	52,209	246,920	173,352	114,191	53,520
EBITA margin (%)	7%	8%	11%	8%	7%	6%

CASH CONVERSION (%)

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net income	1,566	2,106	6,978	3,118	2,123	1,454
Net income reconciled to cash	1,321	3,631	10,953	6,782	3,413	3,136
Cash flow from operating activities	-713	-2,372	21,859	1,560	3,078	-5,900
Cash conversion (%)	-54.0%	-65.3%	199.6%	23.0%	90.2%	-188.1%

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	3,672	2,106	13,673	6,695	3,577	1,454
Net income reconciled to cash	4,952	3,631	24,284	13,331	6,549	3,136
Cash flow from operating activities	-3,085	-2,372	20,597	-1,262	-2,822	-5,900
Cash conversion (%)	-62.3%	-65.3%	84.8%	-9.5%	-43.1%	-188.1%

NET CASH, END OF PERIOD

Net cash: Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2016		2015
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	28,931	35,934	40,224	33,950	32,962	35,311
+ Short term investments	19,846	25,077	26,046	17,597	20,807	30,776
- Borrowings, non-current	18,164	22,110	22,744	22,900	22,551	23,496
- Borrowings, current	9,653	2,414	2,376	2,885	3,199	2,847
Net cash, end of period	20,960	36,487	41,150	25,762	28,019	39,744

38        Ericsson  |  Second Quarter Report 2016

CAPITAL EMPLOYED

Total assets less non-interest-bearing provisions and liabilities.

	2016		2015
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	277,387	280,325	284,363	278,378	278,916	302,967
Non-interest-bearing provisions and liabilities
Provisions, non-current	245	158	176	35	139	198
Deferred tax liabilities	2,036	2,098	2,472	2,208	3,010	3,156
Other non-current liabilities	2,030	1,834	1,851	1,802	1,939	1,815
Provisions, current	3,142	3,374	3,662	4,296	5,215	3,858
Trade payables	23,709	21,549	22,389	21,734	22,147	24,266
Other current liabilities	54,394	55,429	58,663	58,523	59,461	70,117
Capital employed	191,831	195,883	195,150	189,780	187,005	199,557

CAPITAL TURNOVER (TIMES)

Annualized net sales divided by average capital employed.

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	54,108	52,209	73,568	59,161	60,671	53,520
Annualized net sales	216,432	208,836	294,272	236,644	242,684	214,080
Average capital employed
Capital employed at beginning of period	195,883	195,150	189,780	187,005	199,557	189,839
Capital employed at end of period	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	193,857	195,517	192,465	188,393	193,281	194,698
Capital turnover (times)	1.1	1.1	1.5	1.3	1.3	1.1

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	106,317	52,209	246,920	173,352	114,191	53,520
Annualized net sales	212,634	208,836	246,920	231,136	228,382	214,080
Average capital employed
Capital employed at beginning of period	195,150	195,150	189,839	189,839	189,839	189,839
Capital employed at end of period	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	193,491	195,517	192,495	189,810	188,422	194,698
Capital turnover (times)	1.1	1.1	1.3	1.2	1.2	1.1

39        Ericsson  |  Second Quarter Report 2016

RETURN ON CAPITAL EMPLOYED (%)

The annualized total of operating income plus financial income as a percentage of average capital employed.

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating income	2,763	3,475	11,035	5,077	3,560	2,133
Financial income	139	-89	-109	188	-238	684
Annualized Operating income + Financial income	11,608	13,540	43,708	21,060	13,288	11,268
Average capital employed
Capital employed at beginning of period	195,883	195,150	189,780	187,005	199,557	189,839
Capital employed at end of period	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	193,857	195,517	192,465	188,393	193,281	194,698
Return on capital employed (%)	6.0%	6.9%	22.7%	11.2%	6.9%	5.8%

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income	6,238	3,475	21,805	10,770	5,693	2,133
Financial income	50	-89	526	634	446	684
Annualized Operating income + Financial income	12,576	13,540	22,331	15,205	12,278	11,268
Average capital employed
Capital employed at beginning of period	195,150	195,150	189,839	189,839	189,839	189,839
Capital employed at end of period	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	193,491	195,517	192,495	189,810	188,422	194,698
Return on capital employed (%)	6.5%	6.9%	11.6%	8.0%	6.5%	5.8%

EQUITY RATIO (%)

Equity, expressed as a percentage of total assets.

	2016		2015
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	136,691	145,644	147,366	137,984	136,725	149,051
Total assets	277,387	280,325	284,363	278,378	278,916	302,967
Equity ratio (%)	49.3%	52.0%	51.8%	49.6%	49.0%	49.2%

RETURN ON EQUITY (%)

Annualized net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2016		2015
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net income attributable to stockholders of the parent company	1,587	1,966	7,056	3,080	2,094	1,319
Annualized	6,348	7,864	28,224	12,320	8,376	5,276
Average Stockholders’ equity
Stockholders’ equity, beginning of period	144,699	146,525	137,086	135,565	147,855	144,306
Stockholders’ equity, end of period	135,746	144,699	146,525	137,086	135,565	147,855
Average Stockholders’ equity	140,223	145,612	141,806	136,326	141,710	146,081
Return on Equity (%)	4.5%	5.4%	19.9%	9.0%	5.9%	3.6%

	2016		2015
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to stockholders of the parent company	3,553	1,966	13,549	6,493	3,413	1,319
Annualized	7,106	7,864	13,549	8,657	6,826	5,276
Average Stockholders’ equity
Stockholders’ equity, beginning of period	146,525	146,525	144,306	144,306	144,306	144,306
Stockholders’ equity, end of period	135,746	144,699	146,525	137,086	135,565	147,855
Average Stockholders’ equity	141,136	145,612	145,416	140,696	139,936	146,081
Return on Equity (%)	5.0%	5.4%	9.3%	6.2%	4.9%	3.6%

40        Ericsson  |  Second Quarter Report 2016

EPS (NON-IFRS), SEK

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2016		2015
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1

EPS diluted, SEK	0.48	0.60	2.15	0.94	0.64	0.40
Restructuring charges	0.22	0.13	0.15	0.21	0.58	0.13
Amortization and write-downs of acquired intangibles	0.13	0.14	0.20	0.20	0.23	0.23
EPS (Non-IFRS) diluted, SEK	0.83	0.87	2.50	1.35	1.45	0.76

	2016		2015
Year to date	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

EPS diluted, SEK	1.08	0.60	4.13	1.98	1.04	0.40
Restructuring charges	0.35	0.13	1.07	0.92	0.71	0.13
Amortization and write-downs of acquired intangibles	0.27	0.14	0.86	0.66	0.46	0.23
EPS (Non-IFRS) diluted, SEK	1.70	0.87	6.06	3.56	2.21	0.76

41        Ericsson  |  Second Quarter Report 2016